ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

                                                               October 12, 2011

Mark P. Shuman
Branch Chief-Legal
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:         Advanced Credit Technologies, Inc.
Amendment No.6 to Registration Statement on Form S-1
Filed: October 12, 2011
File No.: 333-170132

Dear Mr. Shuman:

Pursuant to our conversation of October 11, 2011 2011 we have provided the following response. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Executive Compensation Page

1.	The Executive Compensation table has been revised to accurately reflect salary compensation received in 2010. Footnote (2) has been deleted since expenses are not deemed compensation.

Certain Relationships and Related Transactions Page 23

8.	Disclosure clarifying executive compensation of the two executive officers including the basis for reducing the consulting fees and how such transactions affect the company has been provided.

A. we respectfully request the commission accelerate the effective date of the filing to October13, 2011 at 3:00PM EST. In connection with this request, the Company hereby acknowledgesthat the Company's filing is the responsibility of the Company and represents that should theSEC or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company further represents it will not assert this action as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States. The Company further acknowledges that the action of the SEC of the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
 /s/ Chris Jackson
Chris Jackson
President and Chief Operation Officer